June 28, 2011

BY FACSIMILE AND U.S. MAIL
Sarah Clinton, Esquire
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, Massachusetts 02199

> RE: GMO Series Trust
>   File Nos. 333-174627 and 811-22564

Dear Ms. Clinton:

We have reviewed the registration statement for the GMO Series Trust filed on Form N-1A with the Securities and Exchange Commission on May 31, 2011, and have the following comments:

PROSPECTUS

1. In the Fund Summary, please disclose that the fund's investment objective of "high total return" is comprised of both income and capital appreciation.

2. Under the heading "Investment Objective" in the Fund Summary, the disclosure states that the fund is a feeder fund investing in a master portfolio. Please delete this sentence as it is duplicative of disclosure already found in the investment strategies section of the summary.

3. In the fund's fee table, please list "Administration fee" as a subdivision of "Other Expenses" and add the caption "Total Other Expenses." Alternatively, please combine the "Administration fee" with "Other Expenses" and include the components of "Other Expenses" in a parenthetical to the caption. See Instruction 3(c)(iii) to Item 3 of Form N-1A.

4. In connection with "Fees and Expenses of the Fund" in the Fund Summary, please confirm to the staff that the expense limitation provision in the fund's investment advisory agreement does not contain any provisions permitting the recapture of previous fee waivers.

5. In the footnote to the fee table, please ensure that the disclosure lists all exclusions to the waiver cap (including, if applicable, acquired fund fees and expenses).

6. Please incorporate into the Example's introductory paragraph the concepts contained in its footnotes and delete the footnotes to the Example.

7. In the first paragraph of the "Fund Summary – Principal Investment Strategies," please move the language "Information about USCEF is contained in a separate prospectus" to disclosure following the Fund Summary. In addition, please remove *all* cross-references found in the Fund Summary (e.g., "see 'Name Policy'" or "see 'Description of Principal Risks'").

8. In the Fund Summary – Principal Investment Strategies, please disclose the capitalization range of companies in which the fund and the master portfolio will invest.

9. The prospectus states that the fund may use derivative contracts to implement elements of its investment strategy.
   (a) In the "Fund Summary – Principal Investment Strategies," please disclose the extent to which the advisor expects to invest fund assets in derivatives.
   (b) The Division of Investment Management has recently made a number of observations about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf) Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

10. In the "Summary Section – Principal Risks," please make the following revisions:
    (a) The disclosure concerning counterparty risk and leveraging risk references risks related to securities lending. Please confirm that risks related to securities lending are principal investment risks and add the appropriate disclosure to the fund's investment strategies in the Fund Summary.
    (b) Please link "Focused Investment Risk" to the fund's principal investment strategies.
    (c) Under the subheading "Fund of Funds Risk," the disclosure states that "the Fund is subject to the risk that cash flows in or out of the Fund will cause its performance to differ from that of USCEF." As this sentence repeats information in the introductory paragraph to the "Principal Risks of Investing in the Fund," please delete one of the repetitive sentences.

11. In the "Summary Section – Performance," please disclose, if applicable, that updated performance information is available and provide a Web site address and/or toll-free (or collect) telephone number where the updated information may be obtained. <u>See</u> Item 4(b)(2)(i) of Form N-1A.

12. In the "Summary Section – Performance," please revise the performance data to reflect the gross expenses that are expected to be borne by shareholders of Class R1shares of the fund. The performance data may not be calculated "net of any reimbursement." <u>See</u> *Quest For Value Dual Purpose Fund, Inc.* (pub. avail. Feb. 28, 1997).

13. Please explain to the staff why the S&P 500 Index is an appropriate benchmark for a fund that discloses small cap risk as a principal risk.

14. In the Summary Section -- Management of the Fund," please disclose each portfolio manager's length of service with the feeder fund. <u>See</u> Item 5(b) of Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION

15. Please disclose whether the fund's underwriter has adopted a code of ethics under rule 17j-1 of the Investment Company Act and whether that code permits personnel subject to the code to invest in securities. <u>See</u> Item 17(e) of Form N-1A.

OTHER INFORMATION

16. Please ensure that the appropriate representatives of the GMO U.S. Core Equity Fund also sign the GMO U.S. Core Equity Series Fund's registration statement.

GENERAL

17. We may have additional comments on disclosures made in response to this letter, information supplied supplementally, or exhibits added in any pre-effective amendments.

18. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

19. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act of 1933. Where no changes will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis of your position.

TANDY LETTER

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the funds from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and
- The fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

If you have any questions about these comments, please call me at 202-551-6951.

Sincerely,

Linda B. Stirling
Senior Counsel